Exhibit 99.77(d)

ITEM 77D – Policies with respect to security investments

1.	On March 15, 2018, the Board of Directors for Voya Global Multi-Asset Fund approved changes, effective on or about May 1, 2018, with respect to the fund’s principal investment strategies. The fund’s investment strategies were revised as follows:

The sixth paragraph in the section entitled “Principal Investment Strategies” of the fund’s Prospectuses was deleted and replaced with the following:

The Fund may invest up to 70% of its total assets in Underlying Funds not affiliated with the investment adviser, including exchange-traded funds. The Fund may seek exposures to issuers in any industry or sector, including for example real estate-related securities, including securities of real estate investment trusts, and securities of natural resource/commodity related issuers.